UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of May, 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company

SPIRENT PLC


2. Name of director

MY E CHUNG


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

IN RESPECT OF THE DIRECTOR'S NON-BENEFICIAL HOLDING (SEE ADDITIONAL INFORMATION)


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

ORBIS PENSION TRUSTEES LIMITED (SEE ADDITIONAL INFORMATION)


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SALE OF ORDINARY SHARES (SEE ADDITIONAL INFORMATION).


7. Number of shares / amount of stock acquired

N/A


8. Percentage of issued class

N/A


9. Number of shares/amount of stock disposed

12,604


10. Percentage of issued class

0.0001%


11. Class of security

ORDINARY SHARES OF 3 1/3 PENCE EACH


12. Price per share

63.50 PENCE


13. Date of transaction

12 MAY  2004


14. Date company informed

13 MAY 2004


15. Total holding following this notification

75,721 ORDINARY SHARES IN TOTAL ALL OF WHICH ARE HELD BENEFICIALLY IN THE FORM OF ADRs


16. Total percentage holding of issued class following this notification

0.008 %


If a director has been granted options by the company please complete the following boxes.


17. Date of grant

N/A


18. Period during which or date on which exercisable

N/A


19. Total amount paid (if any) for grant of the option

N/A


20. Description of shares or debentures involved: class, number

N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A


22. Total number of shares or debentures over which options held following this notification

N/A


23. Any additional information

MY CHUNG HAD A NON BENEFICIAL INTEREST IN 39,620 ORDINARY SHARES WHICH WERE HELD BY ORBIS PENSION TRUSTEES LIMITED AS TRUSTEES UNDER THE TERMS OF THE SPIRENT ANNUAL INCENTIVE BONUS PLAN. PURSUANT TO THE TERMS OF THE PLAN, THE 39,620 ORDINARY SHARES WERE RELEASED FROM TRUST TO MY CHUNG AFTER A THREE YEAR RETENTION PERIOD. 12,604 OF THE ORDINARY SHARES WERE SOLD BY THE TRUSTEE TO COVER THE TAX LIABILITY ON RELEASE AND THE REMAINING 27,016 ORDINARY SHARES WERE RETAINED BY MR CHUNG. MR CHUNG NOW BENEFICIALLY HOLDS 75,721 ORDINARY SHARES, ALL OF WHICH ARE HELD IN THE FORM OF AMERICAN DEPOSITARY RECEIPTS.


24. Name of contact and telephone number for queries

MICHAEL ANSCOMBE : 01293 767672


25. Name and signature of authorised company official responsible for making this notification

MICHAEL ANSCOMBE
ASSISTANT COMPANY SECRETARY


Date of Notification

13 MAY 2004


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date __ 13 May 2004                        By   ____/s/ Luke Thomas____

                                                    (Signature)*